Exhibit 99.3

Fideicomiso Murano 2000 CIB/3001

Financial Statements as of December 31, 2024, and 2023 and for the years then ended

Fideicomiso Murano 2000 CIB/3001

Financial Statements for 2024 (unaudited) and 2023

Fideicomiso Murano 2000 CIB/3001
Statements of Financial Position
As of December 31, 2024 and 2023
(Mexican pesos)

	Notes	December 31,	December 31,
		2024	2023
		unaudited
Assets
Current Assets:
Cash and cash equivalents and restricted cash	3	$196,625,838	$40,671,084
VAT receivable		287,182,106	178,307,210
Other receivables		2,639,159	16,279,845
Due from related parties	4	20,437,260	4,870,138
Prepayments		205,189	787,022
Total current assets		507,089,552	240,915,299

Property, construction in process and equipment, net	5	11,718,711,002	9,348,198,283
Guarantee deposit to related parties	4	-	812,602,920
Financial derivative instruments		-	116,923,727
Total non-current assets		11,718,711,002	10,277,724,930

Total assets		$12,225,800,554	$10,518,640,229

Liabilities and Stockholders’ Equity
Current Liabilities:
Current instalments of long-term debt	6	$-	$109,246,551
Trade accounts payable and accumulated expenses		99,713,973	116,734,944
Due to related parties	4	288,881,153	18,793,133
Contributions for future capital increase	4	567,582,564	-
Total current liabilities		956,177,690	244,774,628

Non-current Liabilities:
Long-term debt, excluding current instalments	6	-	3,842,013,283
Due to related parties, excluding current instalments	4	5,284,198,183	-
Total non-current liabilities		5,284,198,183	3,842,013,283

Total liabilities		6,240,375,873	4,086,787,911

Stockholders’ Equity
Common stock		213,191,683	213,191,683
Accumulated deficit		(990,296,178)	673,089,663
Other comprehensive income		6,762,529,176	5,545,570,972
Total Stockholders’ Equity		5,985,424,681	6,431,852,318

Total Liabilities and Stockholders’ Equity		$12,225,800,554	$10,518,640,229

The accompanying notes are an integral part of these financial statements.

Fideicomiso Murano 2000 CIB/3001
Statements of Profit or Loss and Other Comprehensive Income
For the years ended December 31, 2024 and 2023
(Mexican pesos)

	Notes	2024	2023
		unaudited

Direct and selling, general and administrative expenses:
Depreciation and amortization		113,575,881	$68,872
Property tax		999,090	1,264,022
Professional fees		55,408,269	52,861,606
Administrative services		264,381,433	33,844,950
Maintenance and conservation		2,870,000	3,620,000
Utility expenses		18,687,147	-
Advertising		-	240,000
Bank fees		19,196,011	-
Other costs		97,076	545,970
Total direct and selling, general and administrative expenses		475,214,907	92,445,420

Other income		6,265,892	14,647,169
Exchange rate (expense) income, net		(884,876,087)	426,219,532
Changes in fair value of financial derivative instruments		(43,348,392)	(75,868,263)
Interest income		17,406,187	-
Interest expense		(283,618,534)	-
(Loss) profit before income taxes		(1,663,385,841)	272,553,018

Income taxes	7	-	-

Net (loss) profit for the period		$(1,663,385,841)	$272,553,018

Other comprensive income:
Land revaluation and construction in progress		1,216,958,204	(798,241,265)

Total comprehensive (loss)		$(446,427,637)	$(525,688,247)

The accompanying notes are an integral part of these financial statements.

Fideicomiso Murano 2000 CIB/3001

Statements of Changes in Stockholders’ Equity and Net Assets
For the years ended December 31, 2024 and 2023
(Mexican pesos)

	Common Stock	Retained earnings (accumulated deficit)	Other Comprehensive Income Revaluation of property, construction in process and equipment net of deferred income tax	Total

Balance as of January 1, 2023	$213,191,683	$400,536,645	$6,343,812,237	6,957,540,565

Total comprehensive (loss) income	-	272,553,018	(798,241,265)	(525,688,247)

Balance as of December 31, 2023	213,191,683	673,089,663	5,545,570,972	6,431,852,318

Total comprehensive (loss) income	-	(1,663,385,841)	1,216,958,204	(446,427,637)

Balance as of December 31, 2024 (unaudited)	$213,191,683	$(990,296,178)	$6,762,529,176	$5,985,424,681

The accompanying notes are an integral part of these financial statements.

Fideicomiso Murano 2000 CIB/3001

Statements of Cash Flows
For the years ended December 31, 2024 and 2023
(Mexican pesos)

	2024	2023
	unaudited
Cash flows from operating activities:
(Loss) profit before income taxes	$(1,663,385,841)	$272,553,018
Adjustments for:
Depreciation of property, construction in process and equipment	113,575,881	68,872
Amortization of costs to obtain loans and commissions	46,148,477	4,517,848
Valuation of financial derivative instruments	43,348,392	75,868,263
Interest expense	283,618,534	-
Interest income	(17,406,187)	-
Effect on changes in foreign exchange rates	584,819,591	(475,325,391)
	(609,281,153)	(122,317,390)
Changes in:
Increase in VAT and other receivables	(95,234,210)	(28,167,340)
Decrease in prepayments	581,833	5,014,918
(Decrease) increase in related parties, net	(17,020,971)	7,192,933
Increase in trade payables	163,640,669	41,596,196
Net cash flows used in operating activities	(557,313,832)	(96,680,683)

Cash flows used in investing activities:
Acquisition of property, construction in process and equipment	(1,267,130,396)	(1,234,774,831)
Reimbursement of guarantee deposit	812,602,920	619,607,018
Interest received	90,981,522	-
Net cash flows used in investing activities	(363,545,954)	(615,167,813)

Cash flows from financing activities:
Contributions for future common stock increase	567,582,564	-
Loan proceeds	420,620,427	824,505,515
Loan payments to third parties	(5,002,848,329)	(131,313,839)
Borrowing cost paid	-	(14,329,486)
Loans received from related parties	5,172,029,311	-
Interest paid	(80,569,433)	15,490,545
Net cash flows from financing activities	1,076,814,540	694,352,735

Net increase (decrease) in cash and cash equivalents and restricted cash	155,954,754	(17,495,761)

Cash and cash equivalents and restricted cash at the beginning of the period	40,671,084	58,166,845

Cash and cash equivalents and restricted cash at the end of the period	$196,625,838	$40,671,084

The accompanying notes are an integral part of these financial statements.

Fideicomiso Murano 2000 CIB/3001

Notes to the Financial Statements
As of December 31, 2024 (unaudited) and 2023
(Mexican pesos)

1.	Reporting Entity and description of business

a.	Corporate information

On March 31, 2025, Elias Sacal Cababie, Chief Executive Officer, Marcos Sacal Cohen, Chief Operating Officer, David James Galan, Global Chief Financial Officer and Oscar Jazmani Mendoza Escobar, Chief Financial Officer Mexico, authorized the issuance of these financial statements.

Fideicomiso Murano 2000 CIB/3001 (the “Trust” or “Fideicomiso Murano 2000”) is a trust incorporated on May 28, 2018 by Murano Group (“The Group”) a business involved in developing and managing luxury hotels in urban and beach resort destinations, in order to pursue financing opportunities related to a hotel property in Cancun. The Trust has an address at Montes Urales no. 105, Lomas de Chapultepec III, Miguel Hidalgo, 11000, Mexico City.  The Trust has no employees, and all administrative and construction services are provided by its related parties Murano World, S. A. de C. V, Servicios Corporativos BVG, S. A. de C. V., Edificaciones BVG, S. A. de C. V. and Murano Management, S. A. de C. V. The Group is primarily involved in developing and managing luxury hotels in urban and beach resort destinations.

The Trust is part of the development of a leisure and residential complex in Grand Island, Cancun, Quintana Roo (the “GIC Complex”), which is ultimately expected to incorporate around 1,016 hotel rooms and approximately 1,254 condominiums, a convention center (under the World Trade Center brand), a water park and a beach club. The Trust is involved in the development and operation of Phase one of the GIC Complex, which is nearing completion and when fully operational will have 1,016 rooms, under two hotel brands: (i) 400 rooms, operated under the “Vivid” brand, an adult-only brand; and (ii) 616 rooms, to be operated under the “Dreams” brand, a family-friendly brand. On April 1, 2024, the Vivid hotel began operations. The Dreams hotel is expected to commence operations in the fourth quarter of 2025. The Trust decided to delay the opening of Dreams, following consultation with the hotel operator, to utilize the learnings from the first months of the operation of Vivid and to finish certain improvements requested by the hotel operator.  This includes property enhancements and remedial work required by the hotel operator to adhere to the hotel operator’s global building standards, and changes to the common areas within Dreams, including more space for meetings and events. The Trust is exploring strategic alternatives to complete phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with the hotel operator regarding potential changes to the current operations and administration services agreement).

b.	Significant transactions

i.
On October 17, 2024, Murano PV, the sub holding company of the Group in Mexico and NAFIN signed a secured loan agreement up to U.S.$70,378,287. This loan is intended to assist the Group with its working capital needs and compliance with its financial obligations including the conclusion of phase I of the Cancun Complex (GIC I). The maturity of this loan is October 28, 2027. The Group received the tranche A and part of the tranche B on October 28, 2024, in the amount of U.S.$54,942,059 at the signature date of the agreement.  The interest will be capitalized during the term of the loan at the interest rate of SOFR + 3.75% for the first year, SOFR + 4.00% for the second year and SOFR + 4.25% for the third year.  Not being in default of any covenants under this loan agreement is a condition for any drawdown of the remaining balance of Tranche B (used for the interest payments).

ii.
On September 12, 2024 the Group closed a 144A bond financing issuing secured senior notes for U.S.$300 million. The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan from the Trust as well as the VAT credit, both described in Note 6. (1) and (2). The notes are secured by the private unit 1 owned by the Trust as well as the private unit 2 of the Cancun Complex and the collection rights of the hotel operation of the 1,016 keys.

iii.	The first phase of GIC I commenced operations with the opening of the Vivid Hotel on April 1, 2024.

iv.
In March 20, 2024, Murano Global Investments PLC, parent entity of Murano PV (sub-holding of the Group in Mexico), and HCM Acquisition Corp (“HCM”) completed the Amended and Restated Business Combination Agreement (“A&R BCA”). These financial statements do not reflect any impact derived from this transaction since the accounting and economic impacts are reflected at the Murano Global Investments PLC level as this entity became the Public company in NASDAQ since that date.

v.
In March 2023, the Group acquired a beach club in Cancun for an amount of $171 million (approximately U.S.$9.4 million). The Group signed a secured loan agreement with ALG Servicios Financieros México, S.A. de C.V., SOFOM E.N.R. (“ALG”) for a principal amount of U.S.$20 million. The first disbursement of U.S.$8 million, was used to finance the acquisition of the beach club land. In April and July 2023, the Group drew U.S.$5 million and U.S.$7 million, respectively, which were used for the construction of the beach club. The loan bears an annual interest rate of 10% and matures on December 1, 2030. The Group provided this beach club as a guarantee for this loan. ALG is incorporated as trustee in the guarantee trust of Fideicomiso Murano 2000 CIB/3001.

2.	Basis of preparation

In accordance with the “Ley General de Sociedades Mercantiles” and the statutes of the Trust, the Technical Committee of the Trust has the power to modify the financial statements after issuance. The financial statements will be submitted for approval at the next meeting of the Technical Committee.

a.	Statement of compliance

These financial statements have been prepared for filing with the investors of the Trust and do not include all the information and disclosures required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). The audited financial statements of the Trust are expected to become available on or about April 30, 2025, along with the independent auditor’s report. However, selected explanatory notes are included to describe events and transactions that are significant to an understanding of the changes in the Trust’s financial position and performance since the date of the last annual financial statements.

b.	Going concern basis

These financial statements have been prepared assuming the Trust will continue to operate as a going concern. which assumes that the Trust will be able to meet its obligations.

These financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities and reported expenses that may otherwise be required if the going concern basis for the Trust as of and for the years ended December 31, 2024 and 2023, were not appropriate.

c.	Use of judgments and estimates

In preparing these financial statements, management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Trust’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Trust’s last annual  financial statements as of December 31, 2024.

Measurement of fair values:

A number of the Trust’s accounting policies require the measurement of fair values, for both financial assets and liabilities and non-financial assets and liabilities.

The Trust has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Trust uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability are categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Trust recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

d.	Material accounting policies

These financial statements follow the same accounting policies and methods of computation as the last annual financial statements of the Group, as the Trust is part of the Group.

e.	New accounting standards or amendments for 2024 and forthcoming requirements

A number of new accounting standards and amendments to accounting standards are effective for annual periods beginning after January 1, 2024 and have been adopted by the Company. Their adoption has not had any material impact on the disclosure or the amounts reported in these financial statements. The Company has not early adopted any forthcoming new or amended accounting standards in preparing these financial statements.  The Trust does not expect to have a significant impact from the adoption of the forthcoming standards.

Amendments to IAS 1 - Presentation of Financial Statements - Classification of Liabilities as Current or Non-Current (“2020 Amendment”) - The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of “settlement” to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendment is effective for annual reporting periods beginning on or after January 1, 2024.

f.	New and amended IFRS Accounting Standards issued but not yet effective

At the date of authorization of these financial statements, the Company has not applied the following new IFRS Accounting Standards that have been issued but are not yet effective:

IFRS 18 Presentation and Disclosure in Financial Statements – On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. The new accounting standard introduces significant changes to the structure of a group’s income statement and new principles for aggregation and disaggregation of information. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Trust is currently evaluating the impact from the adoption of IFRS 18 on its financial statements.

Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments - On May 30, 2024, IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which clarifies the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, derecognition of financial liability settled through electronic payment systems and also introduces additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. The effective date for adoption of this amendment is annual reporting periods beginning on or after January 1, 2026, and early adoption is permitted. The Trust is currently evaluating the impact from the adoption of the amendments on its consolidated financial statements.

3.	Cash and cash equivalents and restricted cash

As of December 31, 2024 and 2023 cash and cash equivalents and restricted cash is as follows:

	2024	2023
	unaudited

Bank deposits (1)	$196,625,838	$40,671,084

Total cash and cash equivalents and restricted cash	$196,625,838	$40,671,084

(1)
Fideicomiso Murano 2000 - In accordance with the long-term syndicated loan among Bancomext, Sabadell, Caixabank, NAFIN, Avantta,  Fideicomiso Murano 2000 (a subsidiary of Murano World) must maintain an interest reserve fund equivalent to a minimum of one quarterly interest payment. While the amount can be withdrawn to pay such interest without any penalty, Fideicomiso Murano 2000 is obligated to replace such interest reserve fund to a set minimum amount. As of December 31, 2023, the corresponding amounts in the reserve fund was $12,842,404. As of December 31, 2024 this loan was fully repaid (see Note 6).

4.	Related-party transactions and balances-

i.	Outstanding balances with related parties as of December 31, 2024 and 2023 are as follows:

	2024	2023
	unaudited
Receivable
Affiliate:
Operadora Hotelera GI, S. A. de C. V. (1)	$20,437,260	$4,870,138

Total related parties receivable	$20,437,260	$4,870,138

Guarantee Deposit
Holding:
Murano World, S. A. de C. V. (2)	$-	$812,602,920

	2024	2023
	unaudited
Payable:
Affiliate:
Servicios Corporativos BVG, S. A. de C. V. (3)	$5,118,043	$8,298,071
Edificaciones BVG, S. A. de C. V.(4)	26,101,880	2,995,062
Murano Management, S. A. de C. V. (5)	8,775,905	-
Sofoplus S.A.P.I de C. V., SOFOM ER (6)	9,828,200	7,500,000
Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB 4323(7)	5,523,255,308	-
Total related parties payable	5,573,079,336	18,793,133

Current portion	$288,881,153	$18,793,133

Long-term portion	$5,284,198,183	$-

(1)	This balance is composed of the following transactions:

(i)	Guarantee deposit of $4,870,138 for hotel equipment lease payments.
(ii)	Advance payments granted for expense reimbursement in the amount of $15,567,122

(2)
On October 1, 2019, the Trust signed an agreement with Murano World, S.A. de C. V. for the for the acquisition, coordination and assembly of:  a) furniture, fixtures and equipment ("FF&E") , b) operating supplies and equipment ("OS&E"), and c) electrical and hydraulic equipment, wastewater treatment, swimming pools, fire extinguishing systems, air conditioning equipment, elevators, kitchens and cold storage of the 1,016 keys under the phase I of the Cancun Complex in the amount of U.S.$80,000,000.  As of December 31, 2024 he balance of this guarantee deposit has been paid in full to the Trust.

(3)	This balance is generated by specialized administrative services given to the Trust.

(4)	This balance is generated by construction services given to the Trust.

(5)	Specialized administrative services given to the Trust.

(6)	Financial factoring with suppliers for discounting of their invoices with Sofoplus.

(7)	This balance is composed of the following loan agreements:

(i)
On September 12, 2024, the issuer trust Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323 granted to Fideicomiso Murano 2000 a loan agreement with maturity of 7 years in the amount of $194,337,070. This loan accrues interest at an annual rate of a 11% plus a 2% of payment in kind (PIK) interest which is capitalized during the first 3 years of the credit.

(ii)
On September 12, 2024, the issuer trust Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323  a loan agreement with maturity of 7 years in the amount of U.S.$248,161,222. This loan accrues interest at an annual rate of a 11% plus a 2% of payment in kind (PIK) interest which is capitalized during the first 3 years of the credit.

Contributions for future capital increase

Contributions for future capital increase are contributions granted by the shareholders of the Trust that will become part of the net parent investment on a certain date or when certain conditions are met, these contributions are recognized at the transaction price as a liability since there is no present value interest component to recognize.  As of December 31, 2024 Murano World, S. A. de C. V. has granted to the Trust $567,582,564 of contributions for future capital increase.

5.	Property, construction in process and equipment

Reconciliation of carrying amounts

		Construction in
	Land	process	Buildings		Elevators		Furniture(1)	Total
Cost:

Balances as of January 1, 2023	$2,963,700,548	$5,947,355,796	$		$		$688,723	$8,911,745,067
Additions		1,234,774,831		-		-	-	1,234,774,831
Revaluation	36,318,974	(834,560,239)		-		-	-	(798,241,265)

Balances as of December 31, 2023	$3,000,019,522	$6,347,570,388		$-		$-	$688,723	$9,348,278,633

Additions		1,267,130,396		-		-		1,267,130,396
Revaluation
Capitalization of FF&E and
OS&E, buildings and elevators		(3,262,598,851)		2,997,828,444		9,005,919	255,764,488	-
Revaluation	895,920,272	217,896,510		103,141,422		-	-	1,216,958,204

Balances as of December 31, 2024	$3,895,939,794	$4,569,998,443		$3,100,969,866		$9,005,919	$256,453,211	$11,832,367,233

		Construction in
	Land	process	Buildings	Elevators	Furniture(1)	Total
Accumulated depreciation:
Balances as of January 1, 2023	$-	$-	$-	$-	$(11,478)	$(11,478)

Depreciation	-	-	-	-	(68,872)	(68,872)

Balances as of December 31, 2023	-	-	-	-	(80,350)	(80,350)

Depreciation	-	-	(55,745,783)	(675,444)	(57,154,654)	(113,575,881)

Balances as of December 31, 2024	-	-	(55,745,783)	(675,444)	(57,235,004)	(113,656,231)

Carrying amounts as of:
December 31, 2023	$3,000,019,522	$6,347,570,388	$-	$-	$608,373	$9,348,198,283

December 31, 2024 (unaudited)	$3,895,939,794	$4,569,998,443	$3,045,224,083	$8,330,475	$199,218,207	$11,718,711,002

(1)	Includes FF&E and OS&E assets.

Construction in process

GIC I is a hotel complex with up to 1,016 rooms, currently under construction in Cancun,
Quintana Roo; the total amount expected to be invested in the construction is $3,200,000,000, excluding land and financial costs. For the years ended December 31, 2024, and 2023, construction cost incurred were $1,267,130,396 and $1,234,774,831, respectively.

Capitalization of borrowing cost included in the construction costs of the above-described hotel complexes, for the years ended December 31, 2024 and 2023 was $179,294,902 and $345,976,364, respectively. These borrowing costs were calculated using a capitalization rate of 100%  before the operation period of Vivid starting April 1, 2024, after that date the capitalization is 60% as the loan held by the Trust is specific and directly attributable to the construction in process.

Measurement of fair value

Land and construction in process

Fair value hierarchy

The Group engages third-party qualified appraisers to perform the valuation of the land and construction in process annually. The technical committee works closely with qualified external appraisers to establish the appropriate valuation techniques and inputs to the model.

The fair value measurement for the land and construction in process has been categorized as a Level 3 fair value based on the inputs to the valuation technique used. Changes in fair value are recognized in Other Comprehensive Income (OCI).

Valuation technique and significant unobservable inputs

The following table shows the valuation technique used in measuring the fair value of the land and construction in process, as well as the significant unobservable inputs used.

The revaluation revenue (loss) as of December 31, 2024 and 2023 was 217,896,510 and ($834,560,239), respectively.

Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement

Land

Trust directors use the market-based approach to determine the value of the land as described in the valuation reports prepared by the appraisers.

In estimating the fair value of the subject assets, the appraiser performed the following:

•    Researched market data to obtain information pertaining to sales and listings (comps) that are similar to the Subject Asset.
•     Selected relevant units of comparison (e.g., price per square meter), and developed a comparative analysis for each.
•     Compared the comps to the Subject Asset using elements of comparison that may include, but are not limited to, market conditions, location, and physical characteristics; and adjusted the comps as appropriate.
•     Reconciled the multiple value indications that resulted from the adjustment of the comps into a single value indication.
•     The selected price per square meter is consistent with market prices paid by market participants and/or current asking market prices for comparable properties.

The appraiser compared the comps to the Subject Assets using comparison elements that include market conditions, location, and physical characteristics.

•          Location (0.80 - 1).
•          Size (1.08 - 1.20).
•          Market conditions (0.8 - 1).
The estimated fair value would increase if the adjustments applied were higher.

Construction in process

Trust directors use the cost approach to determine the value of construction in process as described in the valuation reports prepared by the appraisers.
In estimating the fair value of building and site improvements, the appraiser performed the following:
•     Estimated replacement cost of the building and site improvements, as though new, considering items such as indirect costs.
•     Estimated and applied deductions related to accrued depreciation, resulting from physical deterioration, and work in progress.
The appraiser used an adjustment factor regarding the status of the construction in process. Work in progress adjustment (0.6 - 0.98).	The estimated fair value would increase if the adjustments applied were higher.

Carrying amount

Had the Group’s land and construction in process been measured on a historical cost basis, their carrying amount would have been as follows:

	2024	2023
	unaudited

Land	$203,300,683	$203,300,683
Construction in process	2,702,790,653	3,598,718,255

Total	$2,906,091,336	$3,802,018,938

Security

As of December 31, 2024 and 2023, properties with carrying amount of $11,718,711,002, and $9,348,198,283, respectively, were subject to a registered debenture that forms part of the security for the syndicated bank loan (see Note 6). A list of the properties and related loans is as follows:

Property	Associated Credit Reference
Unit 1, 2, 4 y 5 / Grand Island	See Note 6 Terms and repayment schedule (1 and 2)

6.	Long-term debt

	2024	2023
	unaudited

Current liabilities:
Current portion of secured bank loans	$-	$48,554,898
Interest	-	60,691,653
Total current liabilities	$-	$109,246,551

Non-current liabilities:
Secured bank loan	$-	$3,842,013,283
Total non-current liabilities	$-	$3,842,013,283

The secured syndicated bank loan is secured over land and construction in process with a carrying amount $9,348,198,283 as of December 31, 2023. On September 12, 2024, this loan was re-paid in full.

	Currency	Nominal interest rate 2024	Nominal interest rate 2023	Maturity	2024	2023

Fideicomiso Murano 2000 CIB/3001 (subsidiary of Murano World):
Banco Nacional de Comercio Exterior S.N.C. Institución de Banca de Desarrollo (“Bancomext”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	$-	$1,013,610,000
Caixabank, S.A. Institución de Banca Múltiple (“Caixabank”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	-	1,013,610,000
Sabadell, S.A. Institución de Banca Múltiple (“Sabadell”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	-	844,675,000
Avantta Sentir Común, S. A. de C.V., SOFOM, E.N.R. (Avantta) (1)	USD	SOFR + 4.0116%	N/A	2033	-
Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo (“NAFIN”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	-	1,010,419,654
Bancomext (2)	MXN	TIIE 91 + 2.75%	TIIE 91 + 2.75%	See (2)	-	54,441,003
Cost to obtain loans and commissions						(46,187,476)
Total Fideicomiso Murano 2000					-	3,890,568,181

Accrued interest payable					-	60,691,653
Total debt (unaudited)						3,951,259,834

Current instalments					-	109,246,551

Long-term debt, excluding current instalments					$-	$3,842,013,283

(1)
Syndicated secured mortgage loan of up to U.S.$160,000,000. Operadora GIC I is jointly liable for this loan as well as Murano World. On July 11, 2022 NAFIN joined the syndicated loan under the same terms as the other lenders, granting U.S.$34,811,150 to Fideicomiso Murano 2000.

On August 24, 2023 the Group restructured the syndicated loan to increase the credit line by U.S.$45,000,000, with a variable interest rate based on the 3M SOFR rate with a fixed spread of 4.0116%. The credit extension was documented through two tranches of debt:

Tranche B of U.S.$35,000,000 to be used to finalize the construction of phase I of the GIC Complex and Tranche C of U.S.$10,000,000 to be used to cover additional project costs and capital requirements for the development of the GIC Complex. NAFIN is funding U.S.$35,000,000 under Tranche B and Sabadell is funding the remaining U.S.$10,000,000 under Tranche C to Fideicomiso Murano 2000.

On February 1, 2024, the Group received U.S.$6,000,000 related to Tranche C.

On April 9, 2024, an amendment to the syndicated secured mortgage loan of Fideicomiso Murano 2000 was signed by and between Avantta Sentir Común, S. A. de C.V., SOFOM, E.N.R., as adherent creditor and assignee, Sabcapital, S.A. de C.V., SOFOM, E.R., as the assignor, with the appearance of Sabadell in its capacity as administrative and collateral whereby the assignor assigned and transferred to the assignee its rights and obligations owned as a Tranche C creditor representing 60% of the tranche C commitment, amounting to U.S. $6,000,000.00 as the assigned amount.

On May 14, 2024, the Trust received the remaining U.S.$4,000,000 related to the tranche C of this Syndicated loan.

The loan maturity date is February 5, 2033. The agreement is subject to Mexican laws and the jurisdiction of the courts of Mexico City. The loan agreement includes the plot of land number 2 and the beach club – Playa Delfines of the Cancun complex as new guarantees.

As of September 12, 2024 the balance of this loan was repaid in full.

(2)
Secured loan under a credit line of up to U.S. $31,480,000 to finance VAT receivable with a 36-month maturity or earlier on collection of such VAT receivables from Mexican Authorities, with unpaid balances, if any, after 36 months payable within 18 months.

On December 18, 2023 the Group and the lender extended the maturity period of this loan to December 2024.

On April 11, 2024 and May 24, 2024, the Trust received $137,615,652 and $63,051,049, respectively

As of September 12, 2024 the balance of this loan was repaid in full.

The loan agreements referred to above include covenants and restrictions that require, among other things, to provide the lenders quarterly and annually with the companies’ internal financial statements and compliance with certain ratios. Non-compliance with such requirements constitutes an event of default under which the respective loan may become immediately due and payable.

As of December 31, 2024, the Trust complied with all terms and covenants included in the loan agreements.

As of December 31, 2023, the Trust complied with all terms and covenants included in the loan agreements, except for the following:

Fideicomiso Murano 2000 CIB/3001 (subsidiary of Murano World)

The Trust anticipated that it might not have the debt service reserve account fully funded as of December 31, 2023, and requested a waiver from the lenders. Such waiver was received on December 29, 2023. Consequently, the breach was waived as of December 31, 2023.

7.	Income tax

The trust does not carry out business activities in accordance with the provisions of the rule 3.1.14 of the Miscellaneous Tax Resolutions in Mexico, as long as the Trust is in compliance with the requirements mentioned therein, it will not be obliged to present monthly income tax returns; However for VAT purposes the Trust needs mandatory to present monthly definitive VAT tax returns in accordance with the provisions of the article 74 of the VAT law.

The trustees or, where applicable, the settlors must pay taxes in the terms of the titles of the Income Tax Law that corresponds to them, with respect to all the taxable income and authorized deductions that they obtain through the Trust.

8.	Commitments and contingencies

1.
In accordance with  Mexican tax law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arm´s-length transactions. Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.

2.
The Trust, like its assets, are not subject to any legal contingency other than those of a routine nature and characteristic of the business. From transactions with related parties, tax differences could arise if the tax authority, when reviewing said operations, considers that the process and amounts used by the Trust are not comparable to those used with or between independent parties in comparable operations.

9.	Subsequent events

i)
The Trust is exploring strategic alternatives to complete phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with the current hotel operator regarding potential changes to the current operations and administration services agreement).

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